# SEC Schedule 13D/A (Amendment No. 5) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Tax-Free Fixed Income Fund IV for Puerto Rico Residents, Inc., CIK 0001847305
CUSIP: 87677F105
Title of class of securities: Common Shares, $0.01 par value
Address of issuer's principal executive offices: 250 Munoz Rivera Avenue, American International Plaza, 10th Floor, San Juan, Puerto Rico (PR), 00918
Date of event which requires filing of this statement: 07/09/2025
Filed by CIK 0001838395
Persons authorized to receive notices and communications: W. Heath Hawk, GAM Tower, 2 Tabonuco St.,, Suite 200, Guaynabo, Puerto Rico (PR), 00968, (770) 777-9373

## Reporting persons
- Ocean Capital LLC (CIK 0001838395): type of reporting person: other (OO); citizenship or place of organization: Puerto Rico (PR); source of funds: working capital (WC); sole voting power 0; shared voting power 1,401,704; sole dispositive power 0; shared dispositive power 1,401,704; aggregate amount beneficially owned 1,401,704 (4.6% of the class)
  Comment: Box 13 - The percentages used herein are based upon 30,426,647 shares of common stock outstanding, which represents the shares of common stock outstanding as of March 31, 2025, according to the Issuer's certified shareholder report filed on form N-CSR with the Securities and Exchange Commission (the "SEC") on June 6, 2025 (the "Shareholder Report").
- William Heath Hawk: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: working capital (WC); sole voting power 3,467; shared voting power 1,405,171; sole dispositive power 0; shared dispositive power 1,405,171; aggregate amount beneficially owned 1,405,171 (4.6% of the class)
  Comment: Box 13 - The percentages used herein are based upon 30,426,647 shares of common stock outstanding as of March 31, 2025, as disclosed in the Shareholder Report.
- Ethan A. Danial: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 0; shared voting power 189,490; sole dispositive power 0; shared dispositive power 189,490; aggregate amount beneficially owned 189,490 (0.6% of the class)
  Comment: Box 8 - Consisting of 189,490 shares owned by RAD Investments, LLC, which Mr. Danial, as one of its managers, may be deemed to beneficially own. Box 13 - The percentages used herein are based upon 30,426,647 shares of common stock outstanding as of March 31, 2025, as disclosed in the Shareholder Report.
- Brent D. Rosenthal: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Jose R. Izquierdo II: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Ian McCarthy: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Shares, $0.01 par value
Name of issuer: Tax-Free Fixed Income Fund IV for Puerto Rico Residents, Inc.
Address of issuer's principal executive offices: 250 Munoz Rivera Avenue, American International Plaza, 10th Floor, San Juan, Puerto Rico (PR), 00918
Comment: The following constitutes Amendment No. 5 ("Amendment No. 5") to the Schedule 13D filed by the undersigned with the SEC on June 20, 2024, as amended by the Amendment No. 1 filed on June 27, 2024, Amendment No. 2 filed on July 3, 2024, Amendment No. 3 filed on May 28, 2025 and Amendment No. 4 filed on July 1, 2025 (collectively, the "Schedule 13D"). This Amendment No. 5 amends the Schedule 13D as specifically set forth herein. Capitalized terms used but not defined herein have the meanings ascribed to them in the Schedule 13D.

## Item 4. Purpose of Transaction
Purpose of transaction: Item 4 is hereby supplemented to add the following paragraphs: On July 9, 2025, Ocean Capital, Mr. Hawk and the 2025 Nominees (collectively, the "2025 Participants") filed a definitive proxy statement and an accompanying BLUE proxy card with the SEC in connection with their solicitation of proxies for the 2025 Annual Meeting of stockholder (the "2025 Annual Meeting"). At the 2025 Annual Meeting, the 2025 Participants will seek stockholder approval of Ocean Capital's proposals to (i) elect the 2025 Nominees, consisting of Brent D. Rosenthal and Jose R. Izquierdo II, to serve as Class III directors on the Board, until their terms expire at the Issuer's 2028 annual meeting of stockholders or until their respective successors are duly elected and qualified, (ii) repeal any provision of, or amendment to, the Issuer's Amended and Restated Bylaws (the "Bylaws") adopted by the Board without the approval of the Issuer's stockholders subsequent to July 9, 2021, (iii) amend Article II, Section 8 of the Issuer's Bylaws to lower the quorum threshold for stockholder meetings from one-half to one-third of the outstanding shares entitled to vote and (iv) amend Article II, Section 8 of the Issuer's Bylaws to add a supermajority voting standard for all future amendments of that section. Details of the proposals, including information about the 2025 Nominees, can be found in the 2025 Participants' definitive proxy statement, which is available at no charge on the SEC's website http://www.sec.gov. The 2025 Participants are asking stockholders to vote on their BLUE proxy card "FOR ALL" the 2025 Nominees, "FOR" the proposal to repeal any provision of, or amendment to, the Issuer's Bylaws adopted by the Board without the approval of the Issuer's stockholders subsequent to July 9, 2021, "FOR" the proposal to amend Article II, Section 8 of the Issuer's Bylaws to lower the quorum threshold from one-half to one-third of the outstanding shares entitled to vote and "FOR" the proposal to amend Article II, Section 8 of the Issuer's Bylaws to add a supermajority voting standard for all future amendments of that section.

## Signatures
- Ocean Capital LLC: /s/ William Heath Hawk, William Heath Hawk/Managing Member (07/11/2025)
- William Heath Hawk: /s/ William Heath Hawk, William Heath Hawk (07/11/2025)
- Ethan A. Danial: /s/ Ethan A. Danial, Ethan A. Danial (07/11/2025)
- Brent D. Rosenthal: /s/ Brent D. Rosenthal, Brent D. Rosenthal (07/11/2025)
- Jose R. Izquierdo II: /s/ Jose R. Izquierdo II, Jose R. Izquierdo II (07/11/2025)
- Ian McCarthy: /s/ Ian McCarthy, Ian McCarthy (07/11/2025)